VOIKE INC.

Financial Statements
Year Ended December 31, 2019
Together with Accountants Compilation Report



Brian Davis CPA, P.A.
Certified Public Accountant
1451 W. Cypress Creek Road, Suite 300
Fort Lauderdale, FL 33309
Office: 954-334-5868
Fax: 954-400-5434
www.briandaviscpa.com

Member of the American Institute of Certified Public Accountants
Member of the Florida Institute of Certified Public Accountants
Member of the Association of Certified Fraud Examiners

TABLE OF CONTENTS



BRIAN DAVIS CPA, P.A.
CERTIFIED PUBLIC ACCOUNTANT
1451 W. Cypress Creek Road, Suite 300
Fort Lauderdale, FL 33309
Office: (954) 334-5868

ACCOUNTANT'S COMPILATION REPORT

To the Board of Directors and Stockholders
of Voike Inc.

Management is responsible for the accompanying financial statements of Voike Inc. (a corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

We are not independent with respect to Voike Inc. as of and for the year ended December 31, 2019, because we performed certain accounting services that impaired our independence.

Brian Davis CPA, P.A.

Fort Lauderdale, FL

Jul 1, 2020

VOIKE INC.

BALANCE SHEET
AS OF DECEMBER 31, 2019

ASSETS

Current assets

Cash and cash equivalents	$	102
Total current assets		102

Other assets

Capitalized costs, net of amortization	31,812
Software in development	112,715
Total other assets	144,527

TOTAL ASSETS	$	144,629

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Notes payable, including accrued interest	109,227
TOTAL LIABILITIES	109,227

SHAREHOLDER'S EQUITY:

Series A Preferred Stock ($.001 par value, 300,000 shares authorized, 44,403 shares issued, and outstanding)	44
Class A Common Stock ($.001 par value, 350,000 shares authorized, 299,345 shares issued, and outstanding)	299
Class B Common Stock ($.001 par value, 350,000 shares authorized, 211,593 shares issued, and outstanding)	212
Additional Paid in Capital	233,427
Accumulated deficit	(198,580)
TOTAL SHAREHOLDER'S EQUITY	35,402

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	144,629

See Accountant's Compilation Report

VOIKE INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	$	-
TOTAL REVENUES		-
OPERATING EXPENSES		
Depreciation and amortization		20,350
Interest		11,335
TOTAL OPERATING EXPENSES		31,685
NET OPERATING (LOSS)	$	(31,685)

VOIKE INC.

STATEMENT OF CASH FLOWS
JANUARY 1, 2019 TO DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	(31,685)
Adjustments to reconcile changes in net assets	
to net cash provided by operating activities:	-
Amortization Expense	20,350
	20,350
CASH FLOWS FROM INVESTING ACTIVITIES	-
Accumulated amortization	20,350
Net cash provided by (used in) investing activities	20,350
CASH FLOWS FROM FINANCING ACTIVITIES:	
Accrued interest on notes payable	11,335
Net cash provided by (used in) financing activities	11,335
NET INCREASE (DECREASE) IN CASH	-
CASH, Beginning (January 1, 2019)	102
CASH, Ending (December 31, 2019)	$ 102

See Accountant's Compilation Report

NOTE 1 -NATURE OF BUSINESS

Voike Inc. owns the Voike Platform. The Voike Platform provides digital music for emerging markets designed specifically for prepaid users of mobile cellular technology. Voike, Inc. (Voike-FL) was originally incorporated under the laws of the State of Florida on August 24, 2006. Voike Inc. (Voike-DE) was originally incorporated as a wholly-owned subsidiary corporation of Voike-FL under the laws of the State of Delaware on November 1, 2016. On January 23, 2017, Voike-FL was merged with and into Voike-DE, leaving Voike, Inc (Voike-DE) as the surviving corporation.

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S.) and are expressed in U.S. dollars. The significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers short-term highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company did not hold cash equivalents at December 31, 2019.

Software
The Company aims to expand its customer base and product offerings through a proprietary software platform (the "Software") provides digital music for emerging markets specifically for prepaid users of mobile cellular technology. As per the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 350-30-1, all internal and external costs incurred (excluding training costs) to develop the Software were capitalized. The Company amortizes the capitalized costs associated with the Software using the straight-line basis over 5 years, from the date placed in service.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, which requires the use of the liability method of accounting for income taxes. The Company recognizes deferred tax assets and liabilities based on the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured pursuant to tax laws using rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

See Accountant's Compilation Report

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents. Cash and cash equivalents are maintained with major financial institutions that are credit worthy. The Company maintains all of its cash in bank accounts insured up to $250,000 by the Federal Deposit Insurance Corporation. At December 31, 2019, the Company held no funds over the federally insured limits. Management believes that the Company is not exposed to any significant credit risk on its cash and equivalents.

NOTE 3 - CONTINUED OPERATIONS AND MANAGEMENT'S PLAN

At December 31, 2019, the Company had a total accumulated deficit of $198,580. A substantial amount of the Company's funding is provided from interest-bearing notes and by its stockholders until the Company is able to produce positive cash flows through its operations. Management believes that steps taken and underway, will increase revenues. Management believes this will contribute towards achieving profitability and sufficient cash flows to continue operating the Company. If the Company continues to use, rather than produce cash from operations, and is unable to receive funding from stockholders, the Company would have difficulty continuing its operations.

NOTE 4 - PROVISION FOR INCOME TAX

At December 31, 2019, there was no provision for income taxes.

The Company accounts for income taxes in which deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2019 are as follows:

	Current	Long-term
Deferred tax assets		
Net operating loss carryforward	$ 6,654	$ 35,048
Total deferred tax asset	6,654	35,048
Less: valuation allowance	(6,654)	(35,048)
Deferred tax asset, net	$ --	$ --

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The valuation allowance increased $6,654 during the year ended December 31, 2019.

The Company has a net operating loss carryforward totaling $190,191 that may be offset against future taxable income. If not used, the carryforward will expire as follows:

2034	$	24,539
2035	$	50,739
2036	$	22,152
2037	$	30,542
2038	$	30,504
2039	$	31,685
Total net operating loss carryforward	$	190,161

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Litigation

There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 1st, 2020, the date which the financial statements were available to be issued.